August 23, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Holisto Ltd.
Request for Withdrawal
Pursuant to Rule 477 of Registration Statement on Form F-4
File No. 333-267305

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”) , Holisto Ltd., an Israeli corporation (the “Company”), hereby requests that the Commission consent to the withdrawal of the registration statement on Form F-4 (File No. 333-267305) (together with the exhibits and amendments, the “Registration Statement”), because the Company has decided not to proceed with the public offering because the business combination agreement described in the Registration Statement has been terminated. The Registration Statement has not been declared effective, and no securities were sold in connection with the offering.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate thereof.

Sincerely,

Holisto Ltd.

/s/ Eran Shlomo Shust
Eran Shlomo Shust
Chief Executive Officer